Mail Stop 6010

								January 6, 2006


Luiz Octavio Brasil
President and Director
Nitar Tech Corp.
3950 Worthview Place
Mississauga, Ontario
Canada L5N 6S7

	Re:	Nitar Tech Corp.
		Form SB-2, Amendment 2
		Filed December 8, 2005
		File No. 333-127170

Dear Mr. Brasil:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

General

1. We note your response to comment 1. We reissue the comment because it appears you did not remove from your website the language to which we were objecting. The "Who We Are" and "Press Releases" pages on your website contain the following disclaimer:

Information and statements included in this website as well as emails distributed through this website may contain forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 (the "Act"), as well as Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In particular, when used in the proceeding discussion, the words "plan", "confident that", "believe", "expect", "anticipate", "estimate" or "intend to" and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act

Since you issue penny stock and you are currently doing your initial public offering, you are not entitled to the protection of the safe harbor. Please delete from your website any reference to the safe harbor, the Private Securities Litigation Reform Act of 1995, Section
27A of the Securities Act, and Section 21E of the Exchange Act.

2. We note your response to comment 2 and reissue the comment in part.
Please discuss the potential Connect Educations Systems acquisition in your filing. You should describe briefly the company, what it does, what consideration, if any, you have agreed to pay, whether you have entered an LOI or similar preliminary agreement and status of the potential transaction.

Prospectus Cover Page, page 3

3. The sixth paragraph on page 3 states, "With the exception of Cornell Capital Partners, L.P., Monitor Capital Inc., and Yorkville
Advisors LLC., are `underwriters` within the meaning of the
Securities
Act of 1933 . . . ."  This phrase does not make sense.  Please revise
so it is clear that, as you state on page 11, Yorkville Advisors and
Monitor Capital are underwriters. Your prospectus cover page should also state that Cornell Capital is an underwriter.

4. We note the revisions you made pursuant to comment 7, and we reissue the comment. Please note that we are referring to the time period during the offering, not at the end of the offering.
Please
supplementally tell us how you plan to update the information in the prospectus and ensure that offerees are furnished with prospectuses containing current information during the offering period. Also, confirm to us that if you file any post-effective amendment to the registration statement that does not go effective immediately upon filing, that all selling activity will be suspended until we declare each such post-effective amendment effective.


Risk Factors Related to Our Business, page 5

5. We note your response to comment 35. It is unclear precisely which information in the "Risk Factors Related to Our Business" section you were referring to. Therefore, we reissue the comment. Please re-insert a risk factor regarding the lack of analysts that follow your stock, explain why a lack of analysts results in a lower trading volume, and clarify why a lower trading volume constitutes a risk to investors.

A significant part of our revenue originates from customized software
.. . . , page 5

6. Please discuss the main factors that could prevent you from maintaining up-to-date and new technologies and trends. Also, discuss any material difficulties you have had in the past in maintaining up-to-date technologies.

7. Please explain what a "third specialist" is. Also, the risk factor refers to a "rate increase." Please identify what type of rate you are referring to, and explain how a rate increase would slow down your business.

There are several other applications that directly competes with DynamicHub, page 5

8. Please identify your principal competitors and their products that compete with yours.

9. Please clarify what a license fee is. Is it the price you charge your customers?

No revenue has yet to be realized through the sale of choozmail subscriptions, page 5

10. Discuss the principal obstacles you must overcome to achieve the level of sales needed to fulfill your business plan. Note that it may be appropriate to discuss some of these obstacles in their own, separate risk factors.

Because we are currently operating at a break even cash flow . . .
,
page 5

11. This risk factor heading focuses on your lack of profitability, while the body of the risk factor discusses your inability to promote choozmail. Please revise the heading so it is consistent with the body of the risk factor, and discuss your lack of profitability in a separate risk factor.

12. We note your response to comment 30. In the risk factor where you discuss your lack of profitability, please state your net loss for the fiscal year ended July 31, 2005.

13. You state that choozmail funding will come from equity offerings` proceeds. Please expand this factor to state that you may not be able sufficient funds or any funds through equity offerings.

Our business development is contingent upon raising debt or equity financing, page 5

14. We note your response to comment 31, and we reissue the comment.
Please state how long you believe your current funds will enable you to remain in business, and state how long you believe the funds to be received from Cornell Capital will enable you to remain in business.

Nitar will no longer pursue the patent for choozmail technology, page
6

15. Please briefly discuss why Nitar chose to cease pursuing a patent for choozmail. Also, please state whether Nitar has received notice of a third party`s belief that the choozmail technology infringes on a patent. If it has, discuss the consequences.

The selling stockholders intend to sell their shares of common stock .
.. . , page 6

16. We note your officers, directors, and significant shareholders will be subject to "various insider trading and Rule 144 regulations."
Please summarize what these regulations are. Also, explain why it is significant to investors that your officers, directors, and significant shareholders are subject to these regulations.

17. We note your response to comment 33. Please disclose in the risk factor the number of shares subject to Rule 144 restrictions, and state in the risk factor how many of these shares may be sold pursuant to Rule 144, within the proscribed volume limitations, 90 and 180 days after the date of the prospectus.

Insiders own a significant portion of our common stock . . . , page 7

18. This risk factor appears to be very similar to "Our officers, directors and principal stockholders can exert control . . ." on page
6. Please combine these risk factors and eliminate repetitive text, or revise them so it is clear they are addressing distinct risks.

Nitar shares are considered "Penny Stock," page 7

19. We note your response to comment 32, and we reissue the comment.
Please define penny stock in this risk factor, and briefly describe the requirements imposed by the penny stock regulations.


There are certain specific risks related to sales by Cornell
Capital
Partners, LP, page 7

20. We note you moved this discussion to the Risk Factors section pursuant to comment 40. It appears that all of the information in this risk factor overlaps with the following other risk factors:
"Cornell Capital Partners will pay less than the market price and will have an incentive . . ." on page 6, "Shareholders will experience significant dilution . . ." on page 7, and "The selling stockholders intend to sell their shares of common stock . . ." on page 6. Please consolidate this risk factor into the other three, and remove the repetitive text.

21. If you keep any portion of this risk factor, please provide a separate heading for each of the risks it discusses.

Products & Services

System Consulting, page 8

22. Please identify any material customers in your system consulting business. If you have a written agreement with these customers, please discuss its material terms, and file it as an exhibit.

23. Please quantify your revenues from your system consulting business for the past two completed fiscal years.

24. Please state how many of your employees currently work as consultants.

Internet-Based Administration Product - DynamicHub, page 8

25. It appears that each of the DynamicHub modules may need to be customized for the customer`s web site. For example, the "Announcement Pages" module would need to reflect the customer`s specific announcements. Please state who does this work: the customers themselves or your company.

26. Please quantify your revenues from your DynamicHub business for the past two completed fiscal years.

Internet-Based Consumer Product - choozmail, page 9

27. Please disclose when you plan to begin charging customers fees for using choozmail.


Product and Service Distribution, page 9

28. We note your response to comment 19. Please disclose in your filing the material terms of the agreements with TVA Productions and
Clearvision Inc., and file these agreements as exhibits. Disclose each party`s obligations, the price you are paying, and the timeframe for completion of the infomercial.

29. We note your response to comment 23, and we reissue the comment.
Please be aware that you must disclose information that is material to investors, regardless of whether it is a trade secret. Therefore, please disclose the terms of your agreements with Conecte Educacao of
Sao Paulo, Brazil and Infonet Pvt. Ltd. Also, file these agreements as exhibits to your Form SB-2. If you wish to request confidential treatment for some of the information in the agreements, you may do so by following the procedure outlined in Rule 406 of Regulation C and
Staff Legal Bulletin 1, which can be found at www.sec.gov. Please be aware that through this procedure, you can keep confidential some terms of the agreements, but we are not willing to grant confidential treatment for any terms that are material to investors.

Description of Property, page 15

30. We note your response to comment 42, and we reissue the comment.
Please file as an exhibit the lease agreement between Nitar and its
President. See Item 601(b)(10)(i)(D) of Regulation S-B. Also, state in this section the amount you pay for rent, ensuring it is clear whether the amount is a monthly amount or a yearly amount.

31. Please also file as an exhibit your agreement with MCI, and disclose in this section the amount you pay MCI for keeping your servers on their property.

Management`s Discussion and Analysis or Plan of Operation

Special Note of Caution Regarding Forward-Looking Statements, page
15

32. If you keep the reference to the safe harbors of Section 21E of the Exchange Act in your document, please briefly explain what these safe harbors are.

General, page 16

33. Refer to comment 50. We did not see the requested disclosures.
In addition to your revised disclosures, please include a discussion of the reasonably likely effects of not incurring any research and development costs currently on your results of operations in the near future in a rapidly changing technology industry. You should consider if this represents a risk for which a risk factor is necessary.

Liquidity and Capital Resources, page 16

34. We note you have incurred a net loss during the current fiscal year, but you do not anticipate this to continue into future fiscal years. Please discuss the changes that are occurring at the company that you believe will enable the company to earn positive net income in future years. Similarly, in the "Need for Additional Financing" section, you state your belief that "actions presently taken to revise the Company`s operating and financial requirements provide the opportunity for the Company to continue as a going concern." Please discuss the "actions" to which you are referring.

Need for Additional Financing, page 16

35. Please state whether the financing needs discussed in this section take into account the funds you will receive from Cornell Capital in the months ahead. State the extent to which you expect the funds from
Cornell will satisfy the financing needs you have.

Results of Operations, page 17

Year ended July 31, 2005 vs. the year ended July 31, 2004, page 17

36. Please more fully explain the reason for the increase in consulting revenues in 2005 as compared to 2004. For example, explain if more employees provided services or if more hours of the same number of employees were charged to clients. Indicate if revenues can be further increased without an increase in the number of employees
(increase in cost).

Certain Relationships and Related Transactions, page 20

37. We note you added this section pursuant to comment 5. Please state the amount, interest rate, and any other material terms of the bank overdraft protection loan. Also, identify the two shareholders who guarantee this loan.

Experts, page 22

38. Please disclose the actual date your relationship with your former auditor ended and discuss whether the former auditor resigned, declined to stand for re-election or was dismissed. Also, indicate whether the decision to change auditors was recommended or approved by your board of directors. Please refer to Item 304 of Regulation S-B.


Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 28

39. It is uncertain how the rollforward provided in response to our comment 72 ties with the related amounts presented on the face of the cash flow statement. Please reconcile. In addition, please revise the cash flow statement presentation to present the amounts from financing activities on a gross basis. Refer to paragraphs 11-13A of
SFAS.  95.

1. Incorporation, page 29

40. Refer to comments 62 and 64. Please include a more robust discussion of the results of the recapitalization. The current discussion is brief to the point of not allowing a real understanding of what happened in this transaction. For example please revise your disclosures to include a discussion of how the fair value of the assets acquired and the common stock exchanged was determined. Disclose how the net assets of the legal acquirer from before the merger have been accounted for and explain the nature of the net assets acquired.

2. Significant Accounting Policies, page 29

J. Revenue Recognition, page 30

41. Please readdress our original comment 69; your revisions to the revenue recognition policy did not fully address all the questions we asked.

42. Please revise your policies to provide more specific details about your revenue recognition policies. For example instead of stating that you recognize licensing revenues in accordance with SAB 104, describe specifically how and when such revenues are recognized; refer to the specific section in SAB 104 that provided the guidance for the method used. In addition of stating that professional service revenue is recognized "... as the professional services are delivered provided all other revenue recognition requirements are met", detail the specific revenue recognition requirements that are met before these revenues will be recognized.

43. Please explain how your disclosures for revenues recognized from multiple-element arrangements comply with the requirements of paragraph 18(b) of EITF 00-21 and revise your disclosures as appropriate.


10. Business Segments and Other Revenue Information, page 35

44. Refer to comment 66. Please tell us how your revised disclosures comply with SFAS 131 paragraph 38.b requirements and revise your disclosures as appropriate.

11. Restatement, page 36

45. The 2004 statement of operations is marked "restated" and it appears net income has changed from the last Form S-B filed.
Please
update this disclosure to reconcile this inconsistency.

Recent Sales of Unregistered Securities, page 37

46. Please disclose the consideration paid for the securities issued to Monitor Capital, Cornell Capital, Richard S. Lane, Industrial
Consultants, and Labtech Systems.

47. We reissue comment 75. Please state whether or not the investors in each of the mentioned offerings were accredited when you offered and sold them the securities.

Exhibits, page 38

48. We did not see any disclosure added in response to comment 65. Please file an exhibit listing the subsidiaries of the company as required by Item 601 of Regulation S-B and include a description of subsidiaries in the filing.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Ibolya Ignat at (202) 551-3656 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Richard S. Lane
	200 East 71 Street
	New York, NY 10021
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Luiz Octavio Brasil
Nitar Tech Corp.
January 6, 2006
Page 1